Country Style Cooking Restaurant Chain Reports Second Quarter 2012 Financial Results

2Q12 Revenues up 19.4% YoY to RMB279.7 Million

2Q12 Net Income of RMB18.9 Million vs. 2Q11 Net Loss of RMB14.5 million

2Q12 Adjusted Net Income (non-GAAP) up 98.7% YoY to RMB15.1 Million

Chongqing, China, August 14, 2012 — Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking” or the “Company”), a fast-growing quick service restaurant chain in China, today announced its unaudited financial results for the second quarter of 2012.

Second Quarter 2012 Financial Highlights

•	Revenues in the second quarter of 2012 were RMB279.7 million ($44.0 million), an increase of 19.4% from RMB234.3 million in the same quarter of 2011.

•	Comparable restaurant sales decreased by 3.8% from the same quarter of 2011. There were 131 restaurants in the comparison.

•	Restaurant level operating margin was 16.1%, an increase of 50 basis points from the same quarter of 2011.

•	Net income for the second quarter 2012 was RMB18.9 million ($3.0 million), compared to net loss of RMB14.5 million in the same quarter of 2011. Adjusted net income (non-GAAP), which excludes share-based compensation expenses and a one-time tax benefit/expense, was RMB15.1 million ($2.4 million), an increase of 98.7% from RMB7.6 million in the same quarter of 2011.

•	Diluted net income per American depositary share (“ADS”) was RMB0.72 ($0.11). Adjusted diluted net income per ADS (non-GAAP), which excludes share-based compensation expenses and a one-time tax benefit/expense, was RMB0.58 ($0.09). Each ADS represents four ordinary shares of the Company.

•	Total number of restaurants increased by a net of 5 in the second quarter of 2012 to 217 restaurants, covering 23 cities and up from 159 restaurants as of June 30, 2011.

Ms. Hong Li, chairman and chief executive officer of Country Style Cooking, commented, “In the second quarter of 2012, we grew our revenues by 19.4% year-over-year to RMB 279.7 million, slightly below our previously expected range of RMB285 million to RMB295 million. For strategic reasons, we decided to postpone the opening of four new restaurants from the second quarter to the third quarter, which provided us with less revenue-generating capacity than originally expected. However, I’m pleased that our operational profitability improved significantly, as reflected in our 77.0% annual increase in operating income. Our recently introduced KPI standards and cost control measures began to show effect in June and we believe they will help further improve our bottom-line going forward.”

Ms. Hong Li continued, “For the second half of 2012, especially in our traditionally busy third quarter, we plan to accelerate the speed at which we open new restaurants to achieve our annual restaurant growth targets. We have experimented with new restaurant operating models and guarantees to customers for fast meal turnaround times, which have received encouraging feedback. We expect to build on this momentum going into the peak season while also aiming to further reduce our operating cost levels as we expand in order to achieve balanced growth with profitability.”

Mr. Adam Zhao, chief financial officer of Country Style Cooking, added, “As Ms. Li said, our cost control measures have proven to be increasingly effective in boosting our bottom line. Attention to controlling costs was part of the rationale to delay the opening of four new restaurants and we believe that such an approach provides for a more profitable rollout strategy. We are also making concerted efforts to boost sales and to build our brand, recognizing that we have incurred negative same store sales growth. The decline in same store sales growth was attributed to the Chengdu market, which, following issues late last year, is taking longer than expected to recover and return to historical operating levels.”

Second Quarter 2012 Financial Performances

Revenues in the second quarter of 2012 increased by 19.4% to RMB279.7 million ($44.0 million) from RMB234.3 million in the same quarter of 2011. Revenue growth was primarily supported by the Company’s expanding restaurant network. During the second quarter of 2012, Country Style Cooking opened 9 restaurants, resulting in a net increase of 5 restaurants, bringing the total restaurant count to 217 as of June 30, 2012, compared to its total restaurant count of 159 as of June 30, 2011. Comparable restaurant sales decreased by 3.8% compared with the same quarter of 2011. There were 131 restaurants in the comparison.

Costs of food and paper increased by 16.6% to RMB124.7 million ($19.6 million) in the second quarter of 2012 from RMB107.0 million in the same quarter of 2011, primarily as a result of restaurant expansion and increased food costs. As a percentage of revenues, cost of food and paper decreased to 44.6% in the second quarter of 2012 from 45.7% in the same quarter of 2011. Since the first quarter of 2012, restaurant staff catering and welfare expenses were reclassified from food and paper and other restaurant operating expense to the category of restaurant wages and related expenses. Prior period numbers have been reclassified accordingly to conform with the current means of data presentation. For details, please refer to note 1 in Condensed Consolidated Statements of Income.

Restaurant wages and related expenses increased by 20.6% to RMB53.6 million ($8.4 million) in the second quarter of 2012 from RMB44.4 million in the same quarter of 2011. The increase was attributable to increased headcount and wage levels. As a percentage of revenues, restaurant wages and related expenses increased slightly to 19.2% in the second quarter of 2012 from 19.0% in the same quarter of 2011.

Restaurant rent expenses increased by 28.5% to RMB28.9 million ($4.6 million) in the second quarter of 2012 from RMB22.5 million in the same quarter of 2011. As with other expense categories, the increase primarily arose from expansion of the Company’s restaurant network. As a percentage of revenues, restaurant rental expenses increased to 10.3% in the second quarter of 2012 from 9.6% in the second quarter of 2011.

Restaurant utility expenses increased by 14.5% to RMB17.0 million ($2.7 million) in the second quarter of 2012 from RMB14.8 million in the same quarter of 2011. As a percentage of revenues, restaurant utility expenses were 6.1% in the second quarter of 2012, slightly down from 6.3% in the second quarter of 2011.

Other restaurant operating expenses increased by 15.2% to RMB10.6 million ($1.7 million) in the second quarter of 2012 from RMB9.2 million in the same quarter of 2011. As a percentage of revenues, other restaurant operating expenses decreased slightly to 3.8% in the second quarter of 2012 from 3.9% in the second quarter of 2011.

Restaurant-level operating margin was 16.1% in the second quarter of 2012, an increase of 50 basis points over the same quarter of 2011. The increase was primarily due to effective cost control measures which took effect in the second quarter of 2012.

Selling, general and administrative (SG&A) expenses increased by 20.2% to RMB18.9 million ($3.0 million) in the second quarter of 2012, compared to RMB15.7 million in the same quarter of 2011, reflecting expanded restaurant network, increased spending on administrative staff cost and loss on disposal related to the closure of stores. Share-based compensation expenses included in SG&A was RMB3.2 million ($0.5 million) in the second quarter of 2012, compared to RMB3.6 million in the second quarter of 2011. As a percentage of revenues, SG&A expenses were 6.7% in the second quarter of 2012, unchanged from the same quarter of 2011.

Pre-opening expense for the second quarter of 2012 was RMB1.3 million ($0.2 million), representing a decrease of 58.2% as compared to RMB3.2 million in the same quarter of 2011, primarily because of tighter cost controls as well as a slowdown in the expansion of Company’s restaurant network in the second quarter 2012. As a percentage of revenues, pre-opening expense decreased to 0.5% in the second quarter of 2012 from 1.4% in the same quarter of 2011.

Depreciation expense for the second quarter of 2012 was RMB14.2 million ($2.2 million), representing an increase of 64.1% as compared to RMB8.7 million in the same quarter of 2011, primarily because of the increase in total fixed assets as a result of restaurant network expansion. As a percentage of revenues, depreciation expense increased to 5.1% in the second quarter of 2012 from 3.7% in the same quarter of 2011.

Impairment charges were RMB1.4 million ($0.2 million) in the second quarter of 2012, representing costs related to asset impairment with three underperforming restaurants, which the Company plans to close next quarter.

Income from operations for the second quarter of 2012 was RMB9.1 million ($1.4 million), representing an increase of 77.0% as compared to RMB5.1 million in the same quarter of 2011.

Interest income for the second quarter of 2012 was RMB5.3 million ($0.8 million), representing an increase of 44.5% as compared to RMB3.7 million in the same quarter of 2011.

Foreign currency exchange gain for the second quarter of 2012 was RMB0.5 million ($0.1 million), as compared to a loss of RMB5.2 million in the same quarter of 2011.

Income tax benefit in the second quarter of 2012 was RMB3.4 million ($0.5 million), compared to income tax expense of RMB21.9 million in the same quarter of 2011. As previously disclosed in the Company’s press release on June 1, 2012, the Company’s subsidiary in Chongqing was granted a preferential tax rate of 15% for years from 2011 to 2020. The Company recognized a one-time tax benefit of RMB7.9 million ($1.2 million) in the second quarter of 2012, as a result of the change in the preferential tax treatment for the full year 2011 and the first quarter of 2012.

Net income was RMB18.9 million ($3.0 million), as compared to net loss of RMB14.5 million in the second quarter of 2011. Adjusted net income (non-GAAP), which excludes share-based compensation expenses and a one-time tax benefit, was RMB15.1 million ($2.4 million) in the second quarter of 2012, compared to RMB7.6 million in the second quarter of 2011.

Diluted net income per ADS in the second quarter of 2012 was RMB0.72 ($0.11), compared to diluted net loss per ADS of RMB0.56 in the second quarter of 2011. Adjusted diluted net income per ADS (non-GAAP), which excludes share-based compensation expenses and a one-time tax benefit, was RMB0.58 ($0.09) in the second quarter of 2012, compared to RMB0.29 in the second quarter of 2011. The Company had approximately 26.2 million weighted average diluted ADSs outstanding during the quarter ended June 30, 2012.

EBITDA (non-GAAP), defined as net income before interest, income tax (benefit)/expense, depreciation and amortization, was RMB24.3 million ($3.8 million) in the second quarter of 2012, compared to RMB12.5 million from the same quarter of 2011. Adjusted EBITDA (non-GAAP), defined as EBITDA excluding foreign exchange gain/loss, other income, impairment charges and share-based compensation expenses, was RMB28.9 million ($4.5 million) in the second quarter of 2012, compared to RMB21.9 million in the same quarter of 2011.

As of June 30, 2012, the Company had cash, cash equivalents and short-term investments of RMB528.1 million ($83.1 million), compared to RMB517.5 million as of December 31, 2011.

Net cash provided by operating activities was RMB77.9 million ($12.3 million) for the six months ended June 30, 2012, up from RMB47.2 million in the same period of 2011.

Outlook

For the third quarter of 2012, the Company currently estimates that its revenues will be between RMB315 million ($49.6 million) and RMB325 million ($51.1 million), representing a year-over-year growth of between approximately 9% and 12%.

These forecasts reflect the Company’s current and preliminary view, which are subject to change.

Definitions

The following definitions apply to these terms used throughout this release:

Comparable restaurants are defined as restaurants that were open throughout the periods under comparison. A restaurant is included in the comparison once it has been in operation for 12 full months before the start of the quarter. Comparable restaurants exclude (i) restaurants whose operational area has increased or decreased by more than 5% during the periods under comparison and (ii) restaurants that were closed for more than 5% of total days in any period under comparison.

Restaurant level operating margin represents total revenue less restaurant operating costs (including food and paper, restaurant wages and related expenses, restaurant rent expenses, restaurant utilities expenses and other restaurant operating expenses), expressed as a percent of total revenues.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars in this announcement were made at the noon buying rate of RMB6.3530 to US$1.00 on June 29, 2012 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Conference Call

The Company will host a conference call at 8:30 pm, Eastern Time on August 14, 2012, which is 8:30 am, Beijing Time on August 15, 2012, to discuss second quarter 2012 results and answer questions from investors. Listeners may access the call by dialing:

US:	+1-718-354-1231
International:	+65-6723-9381
Hong Kong:	+852-2475-0994
China Domestic:	+800-819-0121
China Domestic Mobile:	+400-620-8038

Passcode:	14343671

A live and archived webcast of the conference call will be available at http://ir.csc100.com

About Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking”) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.

Contact:

Country Style Cooking Restaurant Chain Co., Ltd.

Adam Zhao

Chief Financial Officer

Phone: +86-23-8866-8866

Email: ir@csc100.com

ICR Inc.

Rob Koepp

Phone: +86-10-6583-7516 or +1-646-328-2520

E-mail: robert.koepp@icrinc.com

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses the following measures defined as non-GAAP measures under Regulation G and Item 10(e) of Regulation S-K of SEC: adjusted net income, adjusted diluted earnings per ADS, EBITDA and adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We define adjusted net income as net income excluding the one-time tax benefit or expense and share-based compensation expenses. We define adjusted diluted earnings per ADS as diluted earnings per ADS excluding one-time tax benefit or expense and share-based compensation expenses. We define EBITDA as earnings before interest, income tax expense, depreciation and amortization. We define adjusted EBITDA as EBITDA excluding foreign exchange gain or loss, other income or expense, impairment charges and share-based compensation expenses. For more information on these non-GAAP financial measures, please see the tables captioned “Supplementary Metrics—Reconciliations of GAAP to Non-GAAP Financial Measures” set forth at the end of this release.

The Company believes that in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance and liquidity. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. Management uses both GAAP and non-GAAP information in evaluating and operating the business internally and therefore deems it important to provide all of these information to investors. Management also believes that these non-GAAP financial measures facilitate comparisons to the Company’s historical performance.

One of the limitations of using adjusted net income, adjusted diluted earnings per ADS, EBITDA and adjusted EBITDA is that they do not include all items that impact the Company’s net income for the relevant periods. A limitation of using these non-GAAP measures is that they exclude certain items including share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in our business. It also excludes the one-time tax benefit or expense that had a direct cash-flow impact on our business. In addition, the Company's EBITDA and adjusted EBITDA may not be comparable to EBITDA, adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA and adjusted EBITDA in the same manner as the Company does. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter 2012, the new restaurant opening plan for full year 2012 and quotations from management in this announcement, as well as Country Style Cooking’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties regarding our ability to open and profitably operate new restaurants and manage our growth effectively and efficiently; risks associated with changing consumer taste and discretionary spending; uncertainties regarding our ability to maintain and enhance the attractiveness of our restaurants and our brand and image; risks related to instances of food-borne illnesses, health epidemics and other outbreaks; uncertainties regarding our ability to respond to competitive pressures; and uncertainties associated with factors typically affecting the consumer food services industry in general. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. Country Style Cooking does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Country Style Cooking undertakes no duty to update such information, except as required under applicable law.

Condensed Consolidated Balance Sheets

(Amounts in thousands, except shares data)

(Unaudited)

	As of December 31,	As of June 30,
	2011	2012
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	327,546	338,065	53,213
Short-term investments	190,000	190,000	29,907
Due from related parties	100	480	76
Inventories	48,442	26,409	4,157
Prepaid rent	10,674	10,573	1,664
Prepaid expenses and other current assets	15,078	15,323	2,412
Deferred income taxes-current	3,216	2,071	326
Income tax recoverable	-	3,679	579
Total current assets	595,056	586,600	92,334
Property and equipment, net	298,125	349,981	55,089
Goodwill	6,019	6,019	947
Deferred income taxes - non current	4,879	3,957	623
Deposits for leases	16,695	16,744	2,636
Total assets	920,774	963,301	151,629

Current liabilities:
Accounts payable	43,702	38,146	6,004
Deferred revenue	4,303	3,525	555
Accrued payroll	22,764	21,312	3,355
Income taxes payable	17,554	102	16
Other current liabilities	34,778	50,627	7,969
Total current liabilities	123,101	113,712	17,899
Deferred rent - non current	15,610	21,402	3,369
Prepaid subscription	391	276	43
Advanced receipts from depositary bank	3,768	3,532	556
Total liabilities	142,870	138,922	21,867

Equity:
Ordinary shares ($0.001 par value, 1,000,000,000 shares authorized, 103,844,239 and 104,279,881 shares issued and outstanding as of December 31, 2011 and June 30, 2012, respectively)	741	744	117
Additional paid-in capital	702,995	712,211	112,106
Retained earnings	82,432	119,557	18,819
Accumulated other comprehensive loss	(8,264)	(8,133)	(1,280)
Total equity	777,904	824,379	129,762

Total liabilities and equity	920,774	963,301	151,629

Condensed Consolidated Statements of Income

(Amounts in thousands, except shares, per share and per ADS data)

(Unaudited)

	For the three months ended June 30,
	2011		2012
	RMB	%	RMB	%	US$

Revenue - restaurant sales	234,303	100.0	279,660	100.0	44,020
Costs and expenses:
Restaurant expenses:
Food and paper[1]	106,962	45.7	124,735	44.6	19,634
Restaurant wages and related expenses1,[2]	44,409	19.0	53,568	19.2	8,432
Restaurant rent expense	22,505	9.6	28,927	10.3	4,553
Restaurant utilities expense	14,809	6.3	16,963	6.1	2,670
Other restaurant operating expenses[1]	9,169	3.9	10,565	3.8	1,663
Selling, general and administrative expenses[2]	15,707	6.7	18,876	6.7	2,971
Pre-opening expenses	3,182	1.4	1,331	0.5	210
Depreciation	8,653	3.7	14,198	5.1	2,235
Impairment charges	3,781	1.5	1,422	0.5	224
Total operating expenses	229,177	97.8	270,585	96.8	42,592

Income from operations	5,126	2.2	9,075	3.2	1,428

Interest income	3,654	1.6	5,281	1.9	831
Foreign exchange gain/(loss)	(5,210)	-2.2	512	0.2	81
Other income	3,886	1.7	555	0.2	87
Income before income taxes	7,456	3.3	15,423	5.5	2,427

Income tax (benefit) /expense	21,910	9.4	(3,435)	-1.2	(541)
Net income/(loss)	(14,454)	-6.1	18,858	6.7	2,968

Basic net income/(loss) per share	(0.14)		0.18		0.03
Diluted net income/(loss) per share	(0.14)		0.18		0.03
Basic net income/(loss) per ADS	(0.56)		0.73		0.11
Diluted net income/(loss) per ADS	(0.56)		0.72		0.11
Basic weighted average ordinary shares outstanding	103,571,263		103,959,340		103,959,340
Diluted weighted average ordinary shares outstanding	103,571,263		104,830,111		104,830,111

1 Since the first quarter of 2012, restaurant staff catering and welfare expenses were reclassified from food and paper and other restaurant operating expense to the category of restaurant wages and related expenses. Prior period numbers have been reclassified accordingly to conform with the current presentation.

2 Includes share-based compensation expenses of RMB4.3 million and RMB4.2million ($0.7 million) for the three months ended June 30, 2011 and 2012, respectively.

Condensed Statements of Consolidated Comprehensive Income

(Amounts in thousands)

(Unaudited)

	For the three months ended June 30,
	2011	2012
	RMB	RMB	US$

Net income/(loss)	(14,454)	18,858	2,968
Other comprehensive income, net of tax:
Foreign currency translation adjustments	446	174	27
Comprehensive income/(loss)	(14,008)	19,032	2,995

Condensed Consolidated Cash Flow Statements

(Amounts in thousands)

(Unaudited)

	For the six months ended June 30,
	2011	2012
	RMB	RMB	US$
Operating activities:
Net income/(loss)	(2,680)	37,125	5,844
Adjustments to reconcile net income to net cash provided from operating activities:
Loss on disposals of property and equipment	353	1,566	246
Impairment charges	4,776	3,951	622
Depreciation	16,317	27,783	4,373
Deferred income taxes		2,067	325
Change in fair value of forward contracts	(574)	-
Share based compensation expenses	6,979	8,700	1,369
Changes in operating assets and liabilities:
Due from related parties	100	(380)	(60)
Inventories	(5,694)	22,033	3,468
Prepaid rent	(1,575)	101	16
Prepaid expense and other current assets	2,697	(245)	(39)
Deposits for leases	(1,985)	(49)	(8)
Accounts payable	14,616	(5,556)	(875)
Deferred revenue	(62)	(778)	(122)
Due to related parties	(500)	-	-
Accrued payroll	3,340	(1,452)	(229)
Income taxes recoverable	-	(3,679)	(579)
Income taxes payable	8,796	(17,452)	(2,747)
Deferred rent	2,770	6,002	945
Other liabilities	(498)	(1,885)	(295)
Net cash provided by operating activities	47,176	77,852	12,254
Investing activities:
Restaurant and office space capital expenditures	(64,756)	(68,122)	(10,723)
Proceeds from disposal	654	274	43
Purchase of short-term investment	(100,000)
Net cash used in investing activities	(164,102)	(67,848)	(10,680)
Financing activities:
Proceeds from exercise (early exercise) of employee stock options	1,734	380	60
Offering expenses	(838)	-	-
Net cash provided by financing activities:	896	380	60
Effect of exchange rate	(1,320)	135	21
Net increase /(decrease) in cash and cash equivalents	(117,350)	10,519	1,655
Cash and cash equivalents, beginning of period	612,583	327,546	51,558
Cash and cash equivalents, end of period	495,233	338,065	53,213

Supplementary Metrics - Reconciliations of GAAP to Non-GAAP Financial Measures

(Amounts in thousands, except ADSs and per ADS data)

	Three months ended June 30,
	2011	2012
	RMB	RMB	US$

Net income/(loss)	(14,454)	18,858	2,968
Share-based compensation expenses:
Restaurant wages and related expenses	671	984	155
Selling, general and administrative expenses	3,625	3,197	503
One-time tax (benefit)/expense	17,769	(7,918)	(1,246)
Adjusted net income (non-GAAP)	7,611	15,121	2,380

Diluted net income/(loss) per ADS	(0.56)	0.72	0.11
Adjusted diluted net income per ADS (non-GAAP)	0.29	0.58	0.09
Diluted weighted average ADSs outstanding[1]	26,389,565	26,207,528	26,207,528

	Three months ended June 30,
	2011	2012
	RMB	RMB	US$

Net income/(loss)	(14,454)	18,858	2,968
Income tax (benefit)/expense	21,910	(3,435)	(541)
Interest income	(3,654)	(5,281)	(831)
Depreciation and amortization	8,653	14,198	2,235
EBITDA (Non-GAAP)	12,455	24,340	3,831

EBITDA (Non-GAAP)	12,455	24,340	3,831
Foreign exchange (gain)/loss	5,210	(512)	(81)
Other income	(3,886)	(555)	(87)
Impairment charges	3,781	1,422	224
Share-based compensation expenses

Restaurant wages and related expenses	671	984	155
Selling, general and administrative expenses	3,625	3,197	503
Adjusted EBITDA (Non-GAAP)	21,856	28,876	4,545

1 Non-GAAP adjusted diluted weighted average ADSs outstanding during the quarter ended June 30, 2011 includes the weighted average ADSs of options amounted to496,749, They were not included in the calculation of GAAP earnings per ADSs as their effective would be anti-dilutive.